Denmark Bancshares, Inc.
1998 Annual Report

Table of Contents


Graphic Presentation of Selected Financial Data  ...........2
Selected Financial Data  ...................................3
President's Letter  ........................................4
Independent Auditors' Report  ..............................4
Consolidated Financial Statements  .........................5
Notes to Consolidated Financial Statements  ................9
Management's Discussion and Analysis  ......................23
Quarterly Financial Information  ...........................38





Denmark Bancshares, Inc. ("Company"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank, the Company's subsidiary bank, offers five full service banking offices located in the Villages of Denmark, Maribel, Reedsville, and Whitelaw, and the Town of Bellevue, serving primarily Brown, Kewaunee and Manitowoc Counties. The Company also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.

                Graphic Presentation of Selected Financial Data

(Tabular representation of graphs for electronic filing)

                                    1994     1995     1996     1997     1998

Net Income                         $2,182   $2,083   $2,380   $2,551   $3,138
Net Income Per Share                39.49    37.83    43.26    46.44    57.20
Dividends Per Share                  8.75     9.75     10.75   11.25    13.50
Book Value Per Share               408.28   439.65   471.39   505.50   550.13
Average Total Loans               135,032  150,181  162,850  185,281  206,422
Average Total Assets              169,886  184,970  199,367  228,174  261,100
Average Total Deposits            130,501  135,644  144,254  162,838  192,780
Average Stockholders' Equity       21,846   23,271   25,064   26,935   29,100

Dollars in thousands except per share data.

                           SELECTED FINANCIAL DATA

                                   Year Ended December 31,
                         ---------------------------------------------------
                             1998       1997      1996      1995       1994
                         ---------  ---------   --------  --------  --------
INCOME STATEMENT DATA
  Interest income          $21,050   $18,463    $16,073   $14,882    $12,828
  Interest expense          10,772     9,543      8,152     7,639      5,401
                           -------   -------    -------   -------    -------
   Net interest income     $10,278    $8,920     $7,921    $7,243     $7,427
 Less:  Provision for
 possible loan losses          390       351        210       200        493
                           -------   -------    -------   -------    -------
   Net income after
   provision for
   possible credit losses   $9,888    $8,569     $7,711    $7,043     $6,934
                           -------   -------    -------   -------    -------
 Plus:Noninterest income      $955      $819       $589      $568       $625
 Less:Noninterest expense    6,421     5,917      5,073     4,933      4,851
                           -------   -------    -------   -------    -------
  Net noninterest expense  $(5,466)  $(5,098)   $(4,484)  $(4,365)   $(4,226)
                           -------   -------    -------   -------    -------
 Income before income taxes $4,422    $3,471     $3,227    $2,678     $2,708
 Income tax expense          1,284       920        847       595        526
                           -------   -------    -------   -------    -------
  Net income                $3,138    $2,551     $2,380    $2,083     $2,182
                           =======   =======    =======   =======    =======

 PER SHARE DATA (1)
 Net income                 $57.20    $46.44     $43.26     $37.83    $39.49
 Cash dividends declared     13.50     11.75      10.75       9.75      8.75
 Book value (year end)      550.12    505.50     471.39     439.65    408.28

 BALANCE SHEET DATA
 Average balances:
  Total Loans             $206,422  $185,281   $162,850   $150,181  $135,032
 Allowance for possible
 credit losses               2,951     2,669      2,414      2,204     1,972
 Investment securities      33,428    30,345     26,328     25,128    25,567
 Assets                    261,136   228,174    199,367    184,970   169,886
 Deposits                  192,780   162,838    144,254    135,644   130,501
 Other borrowed funds (2)   37,220    36,557     28,408     24,538    16,254
 Stockholders' equity       29,052    26,935     25,064     23,271    21,846

 FINANCIAL RATIOS
 Return on average equity   10.80%     9.47%      9.49%      8.95%     9.99%
 Return on average assets    1.20%     1.12%      1.19%      1.13%     1.28%
 Net interest spread         3.33%     3.28%      3.29%      3.24%     3.93%
 Average equity to
   average assets           11.13%    11.80%     12.57%     12.58%    12.86%

 Total capital to assets(3) 11.64%    12.01%     13.14%     13.31%    13.61%

 Allowance for credit losses
   to loans (year end)       1.42%     1.42%      1.43%      1.49%     1.45%

 Allowance for credit losses to
 nonaccrual loans(year end) 77.69%    60.54%     75.66%    198.36%   104.72%

Dollars in thousands except per share data and financial ratios.
(1)  Adjusted to reflect 2-for-1 stock split effective July 1, 1997.
(2) Includes federal funds purchased, securities sold under repurchase agreements and other short and long-term borrowings.
(3) Consists of stockholders' equity plus allowance for possible credit losses divided by total assets plus allowance for possible credit losses at the end of the period.

                              PRESIDENT'S LETTER

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 1998 Annual Report of Denmark Bancshares, Inc. Your Bank enjoyed another successful year and our financial strength establishes an excellent base for future growth.

Our semi-annual dividend of $7.25 per share to shareholders of record December 8, 1998, payable January 4, 1999, represented a 16% increase over the last semi-annual dividend and a 20 3/4% increase over the dividend paid in January 1998.

On September 3, 1998, Albert W. Konop, honorary director of Denmark State Bank, passed away. His knowledge of the financial industry and dedication will be missed.

With numerous bank acquisitions and interstate banking, we are proud to serve as an independent bank holding company with local ownership. Denmark Bancshares, Inc. remains committed to being a quality, high performing, independent financial services company creating value for our shareholders and customers.

As always, we appreciate your continued support as shareholders and ask that you recommend our services to your friends, relatives and business associates.

Sincerely,

(Signature of Darrell R. Lemmens)

Darrell R. Lemmens
Chairman of the Board


-----------------------------------------------------------------------------

                         INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
DENMARK BANCSHARES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and subsidiaries as of December 31, 1998, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denmark Bancshares, Inc. and subsidiaries as of December 31, 1998, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

WILLIAMS YOUNG, LLC

(signature of Williams Young)

Madison, Wisconsin
February 11, 1999

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                              As of December 31,

                                    ASSETS

Assets                                  1998          1997           1996
                                 --------------  -------------  -------------
 Cash and due from banks            $7,794,995     $7,019,405     $6,063,954
 Federal funds sold                  8,417,000      7,112,000        937,000
 Investment Securities
 Available-for-sale, at fair value  25,074,309     14,686,550     10,952,446
 Held-to-maturity, at cost          19,834,609     17,139,353     17,667,237
                                  -------------  -------------  -------------
    Total Investment Securities    $44,908,918    $31,825,903    $28,619,683

 Loans less allowance for credit
  losses of $3,058,618, $2,825,921
  and $2,506,728, respectively     211,927,529    196,733,051    172,707,710
 Premises and equipment, net         3,343,253      3,277,168      2,960,537
 Accrued interest receivable         1,466,749      1,388,253      1,153,231
 Other assets                        4,326,031      4,318,200      1,272,161
                                  -------------  -------------  -------------
          TOTAL ASSETS            $282,184,475   $251,673,980   $213,714,276
                                  =============  =============  =============

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
 Deposits
  Noninterest-bearing              $27,168,398    $19,494,350    $16,077,828
  Interest-bearing                 184,881,335    169,634,759    134,338,874
                                  -------------  -------------  -------------
       Total Deposits             $212,049,733   $189,129,109   $150,416,702

Short-term borrowings               22,400,273     23,091,248     26,118,837
Accrued interest payable             1,248,966      1,419,470        929,674
Other liabilities                      668,138        614,076        542,426
Long-term debt                      15,676,698      9,681,003      9,793,500
                                  -------------  -------------  -------------
       Total Liabilities          $252,043,808   $223,934,906   $187,801,139
                                  -------------  -------------  -------------

Stockholders' Equity
 Common stock, no par value, authorized
  320,000 shares;  issued 54,789, 54,875
  and 54,972 shares, excludes 551 shares
  in treasury in 1998, 465 shares in
  1997 and 368 shares in 1996      $10,019,609    $10,100,237    $10,168,433
 Paid in capital                        37,384         37,384         37,384
 Retained earnings                  20,050,609     17,653,233     15,747,969
 Accumulated other comprehensive income
  Unrealized gains
  (losses) on securities                33,065        (51,780)       (40,649)
                                  -------------  -------------  -------------
      Total Stockholders' Equity    30,140,667     27,739,074     25,913,137
          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY    $282,184,475   $251,673,980   $213,714,276
                                  ============   ============   ============

The accompanying notes are an integral part of these financial statements.

          CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                       For the Years Ended December 31,
                                         1998         1997          1996
                                    ------------ ------------ ------------
Interest Income
 Loans including fees                $18,329,787  $16,208,761  $14,132,315
 Investment securities:
  Taxable                                907,190      795,005      572,214
  Exempt from federal tax              1,304,176    1,274,558    1,224,226
 Interest on federal funds sold          509,430      184,817      143,674
                                    ------------ ------------ ------------
                                     $21,050,583  $18,463,141  $16,072,429
                                    ------------ ------------ ------------
Interest Expense
 Deposits                             $8,632,510   $7,359,474   $6,471,187
 Short-term borrowings                 1,313,558    1,663,379    1,346,697
 Long-term debt                          826,415      519,907      333,823
                                    ------------ ------------ ------------
                                     $10,772,483   $9,542,760   $8,151,707
                                    ------------ ------------ ------------
  Net interest income                $10,278,100   $8,920,381   $7,920,722
Provision for Credit Losses              390,000      351,000      210,000
                                    ------------ ------------ ------------
Other Income
 Service fees and commissions           $785,480     $668,124     $511,794
 Investment security (losses)                  0            0      (58,389)
 Other                                   169,030      150,738      135,830
                                    ------------ ------------ ------------
                                        $954,510     $818,862     $589,235
                                    ------------ ------------ ------------
Other Expense
 Salaries ane employee benefits       $4,076,073   $3,663,764   $3,211,702
 Occupancy expenses                      622,106      588,154      569,641
 Data processing expenses                325,464      319,806      272,410
 Other operating expenses              1,397,318    1,345,968    1,019,882
                                    ------------ ------------ ------------
                                      $6,420,961   $5,917,692   $5,073,635
                                    ------------ ------------ ------------
  Income before income taxes          $4,421,649   $3,470,551   $3,226,322
  Income tax expense                   1,283,988      919,982      846,757
                                    ------------ ------------ ------------
  NET INCOME                          $3,137,661   $2,550,569   $2,379,565

Other Comprehensive Income, Before Tax

 Unrealized gains (losses) on
 securities arising during period       $129,356     $(14,244)    $(68,315)

 Income tax expense (benefit)
 related to items of
  other comprehensive income              44,511       (3,113)     (31,105)
                                     ------------ ------------ ------------
  Other Comprehensive Income, net
  of tax                                 $84,845     $(11,131)    $(37,210)
                                     ------------ ------------ ------------
  COMPREHENSIVE INCOME                $3,222,506   $2,539,438   $2,342,355
                                     ============ ============ ============
  EARNINGS PER COMMON SHARE               $57.20       $46.44       $43.26
                                     ============ ============ ============
The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                Common Stock
                             -------------------
                                                                            Accumulated
                                                                               Other
                                                    Paid in    Retained    Comprehensive
                             Shares      Amount      Capital   Earnings       Income           Total
                             -------  ------------  -------- -----------   --------------   -----------
Balance, December  31, 1995   55,022   $10,196,720   $37,203 $13,959,598        $(3,439)   $24,190,082

Net income

                                                               2,379,565                     2,379,565
Other comprehensive income
net of tax

Change in unrealized (loss)                                                      (37,210)      (37,210)
on securities available-for-sale,
net of applicable deferred income
benefit of $31,105

Cash dividends, $10.75 per share                                (591,194)                     (591,194)

Treasury stock acquisitions      (70)      (38,216)                                            (38,216)

Treasury stock sales              20         9,929       181                                    10,110
                             -------  ------------  -------- -----------   --------------   -----------
Balance December 31, 1996     54,972   $10,168,433   $37,384 $15,747,969        $(40,649)  $25,913,137


Net income                                                     2,550,569                     2,550,569

Other comprehensive income,
net of tax

 Change in unrealized (loss) on                                                  (11,131)      (11,131)
 securities available-for-sale,
net of applicable deferred income
tax benefit of $3,113

Cash dividends, $11.75 per share                                 (645,305)                    (645,305)
Treasury stock acquisitions      (97)      (68,196)                                            (68,196)
                             -------  ------------  --------  -----------  --------------   -----------
Balance December 31, 1997     54,875   $10,100,237   $37,384  $17,653,233       $(51,780)   $27,739,074


Net income                                                      3,137,661                     3,137,661
Other comprehensive income,
net of tax

Change in unrealized gain                                                         84,845         84,845
on securities
available-for-sale, net of
applicable deferred income
tax expense of $44,511

Cash dividends, $13.50 per share                                (740,285)                     (740,285)

Treasury stock acquisitions      (86)      (80,628)                                            (80,628)
                             -------  ------------  --------  -----------  --------------   -----------
BALANCE, DECEMBER 31, 1998    54,789   $10,019,609   $37,384  $20,050,609        $33,065    $30,140,667
                             =======  ============  ========  ===========  ==============   ===========

The accompanying notes are an integral part of these financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                       For the Years Ended December 31,

                                         1998          1997          1996
                                      ----------   -----------   -----------
Cash Flows from Operating Activities:
Net income                            $3,137,661    $2,550,569    $2,379,565

Adjustments to reconcile net
income to net cash provided by
operating activities:
    Depreciation                         325,717       321,966       292,417
    Provision for credit losses          390,000       351,000       210,000
    Amortization of intangibles          214,049       102,989        11,056
    Loss on sale of other real estate          0             0         7,909
    Loss on sales of investments               0             0        58,389
    Amortization of bond premium          42,634        57,711        37,741
    Accretion of bond discount          (594,330)     (629,379)     (561,948)
    Increase in interest receivable      (78,496)     (235,022)      (32,214)
    (Decrease) increase in
       interest payable                 (170,504)      489,796        31,512
    Other, net (net of acquisition
       of branch)                        (80,489)     (425,933)     (112,036)
                                       ----------   -----------   -----------
Net Cash Provided by Operating
   Activities                         $3,186,242    $2,583,697    $2,322,391
                                      -----------   -----------   -----------
Cash Flows from Investing Activities:
Maturities of held-to-maturity
   securities                         $1,131,480    $1,222,807      $493,445
Maturities and sales of
   available-for-sale securities       4,369,888     2,511,201     3,649,278
Purchase of held-to-maturity
   securities                         (3,281,981)     (180,000)   (1,406,724)
Purchase of available-for-sale
   securities                        (14,621,350)   (6,202,804)   (5,307,779)
Net cash received from acquisition
   of branch bank                              0    13,786,977             0
Purchase of an insurance agency                0             0      (220,000)
Federal funds sold, net               (1,305,000)   (6,175,000)    5,963,000
Sale of other real estate                      0             0        77,091
Net increase in loans made to customers
 (net of acquisition of branch)      (15,784,478)  (22,066,629)  (19,249,777)
Capital expenditures (net of
   acquisition of branch)               (391,802)     (331,347)     (214,680)
                                      -----------  ------------   -----------
Net Cash (Used) by Investing
Activities                          $(29,883,243) $(17,434,795) $(16,216,146)
                                    ------------- ------------- -------------

Cash Flows from Financing Activities:

Net increase in deposits (net of
   acquisition of branch)            $22,920,624   $19,633,264    $5,598,933
Purchase of treasury stock               (80,628)      (68,196)      (38,216)
Sale of treasury stock                         0             0        10,110
Dividends paid                          (672,125)     (618,433)     (563,953)
Debt proceeds                         13,958,025    24,745,411    38,764,142
Debt repayments                       (8,653,305)  (27,885,497)  (29,278,000)
                                      -----------  ------------   -----------
Net Cash Provided by Financing
 Activities                          $27,472,591   $15,806,549   $14,493,016
                                     ------------  ------------  -----------
Net increase in cash and cash
equivalents                             $775,590      $955,451      $599,261
Cash and cash equivalents,
beginning                              7,019,405     6,063,954     5,464,693
                                      -----------  ------------   -----------
CASH AND CASH EQUIVALENTS, ENDING     $7,794,995    $7,019,405    $6,063,954
                                      ===========  ============   ===========
Noncash Investing Activities:

Loans transferred to foreclosed
properties                              $200,000            $0       $85,000
                                      ===========  ============   ===========
Total (decrease) increase in
unrealized loss on securities
available-for-sale                     $(129,356)      $14,244       $68,315
                                      ============ ============   ===========

The accompanying notes are an integral part of these financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATMENTS

DENMARK BANCSHARES, INC.
December 31, 1998, 1997 AND 1996

Note 1 - Summary of Significant Accounting Policies

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of the Company's assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. The Company and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. The Company and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 3 and 5. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates, such as the allowance for credit losses and accounting for the impairment of loans, are discussed specifically in the following sections of this footnote.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. As a result of the adjustment from amortized cost to fair value, stockholders' equity, net of applicable deferred income taxes, increased by $33,065 as of December 31, 1998 and decreased by $51,780 and $40,649 as of December 31, 1997 and 1996,
respectively.   Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $1,410,964, $1,051,592 and $929,850 and interest paid was $10,958,249, $9,061,432 and $8,130,209 for the years ended December 31, 1998, 1997 and 1996, respectively.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes in accordance with FAS 109.

Treasury Stock

Treasury stock is shown at cost, and consists of 551, 465, and 368 shares, with a cost of $316,686, $236,058 and $167,861 as of December 31, 1998, 1997
and 1996, respectively.

Stock Split

In March 1997, the Board of Directors authorized a two-for-one common stock split to be implemented by a stock dividend of one share for each share outstanding to shareholders of record on June 17, 1997, payable on July 1, 1997. Accordingly, outstanding shares of common stock were increased from 27,482 to 54,964 shares. Since the common stock has no par value, there was no increase in the common stock account. References in the consolidated financial statements and notes with regard to per share and related data have been retroactively adjusted to give effect to the transaction.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. The number of shares used in computing basic earnings per share is 54,855, 54,927 and 55,006 for the years ended December 31, 1998, 1997 and 1996, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

Note 2 - Investment Securities

The amortized cost and estimated fair value of securities available-for-sale were as follows:
                                          December 31, 1998
                         ----------------------------------------------------
                                         Gross        Gross       Estimated
                          Amortized    Unrealized   Unrealized      Fair
                             Cost         Gains      (Losses)       Value
                         ------------ ------------- ------------ ------------
U.S. Government agencies   $13,497,261      $4,500          $0   $13,501,761
Mortgage-backed securities   9,167,589      59,692     (12,323)    9,214,958
Other securities             2,357,590           0           0     2,357,590
                           ------------ ----------- ------------ ------------
                           $25,022,440     $64,192    $(12,323)  $25,074,309
                           ============  ========== ============ ============

                                          December 31, 1997
                         ----------------------------------------------------
                                         Gross         Gross      Estimated
                          Amortized    Unrealized    Unrealized      Fair
                             Cost         Gains       (Losses)      Value
                         ------------ ------------- ------------ ------------

U.S. Government agencies    $2,743,758          $0    $(79,504)   $2,664,254
Mortgage-backed securities  10,688,122      34,820     (32,803)   10,690,139
Other securities             1,332,157           0           0     1,332,157
                          ------------ ------------ ------------ ------------
                           $14,764,037     $34,820   $(112,307)  $14,686,550
                          ============ ============ ============ ============

                                            December 31, 1996
                         ----------------------------------------------------
                                          Gross        Gross       Estimated
                           Amortized    Unrealized   Unrealized      Fair
                              Cost         Gains      (Losses)       Value
                         ------------ ------------- ------------ ------------
U.S. Government agencies    $2,121,158          $0    $(41,455)   $2,079,703
Mortgage-backed securities   7,441,853       7,553     (29,341)    7,420,065
Other securities             1,452,678           0           0     1,452,678
                          ------------ ------------ ------------ ------------
                           $11,015,689      $7,553    $(70,796)  $10,952,446
                          ============ ============ ============ ============

The amortized cost and estimated fair value of securities held-to-maturity were as follows:
                                          December 31, 1998
                         ----------------------------------------------------
                                           Gross       Gross       Estimated
                           Amortized     Unrealized  Unrealized      Fair
                              Cost          Gains     (Losses)       Value
                         ------------ ------------- ------------ ------------
State and local
governments               $19,834,609   $1,779,306     $(6,527)  $21,607,388
                         ------------  ------------   ---------  -----------
                          $19,834,609   $1,779,306     $(6,527)  $21,607,388
                         ============  ============   =========  ===========

                                          December 31, 1997
                         ----------------------------------------------------
                                          Gross         Gross      Estimated
                           Amortized    Unrealized    Unrealized     Fair
                              Cost         Gains       (Losses)      Value
                         ------------ ------------- ------------ ------------
State and local
governments               $17,139,353   $1,684,339          $0   $18,823,692
                         ------------  -----------  ----------   -----------
                          $17,139,353   $1,684,339          $0   $18,823,692
                         ============  ===========  ==========   ===========

                                          December 31, 1996
                         ----------------------------------------------------
                                           Gross       Gross       Estimated
                           Amortized     Unrealized  Unrealized      Fair
                              Cost         Gains      (Losses)       Value
                         ------------ ------------- ------------ ------------
State and local
governments               $17,667,237   $1,597,100    $(22,822)  $19,241,515
                         ------------  ------------  ----------- ------------
                          $17,667,237   $1,597,100    $(22,822)  $19,241,515
                         ============  ============  =========== ============

The amortized cost and estimated fair values of securities at December 31, 1998, by maturity were as follows:

                                Securities                 Securities
                            Available-for-Sale         Held-to-Maturity
                         ------------------------  -------------------------
                                       Estimated                  Estimated
                          Amortized      Fair        Amortized      Fair
Amounts Maturing            Cost         Value         Cost         Value
------------------------ ------------ ------------- ------------ -----------
Within one year           $2,461,476   $2,465,780   $1,136,410   $1,176,261
From one through five
years                     16,206,114   16,253,679    5,875,692    6,550,609
From five through ten
years                      4,997,260    4,997,260    7,053,758    7,618,880
After ten years                    0            0    5,768,749    6,261,638
Other securities (no
stated maturity)           1,357,590    1,357,590            0            0
                         -----------  -----------   ----------   ----------
                         $25,022,440  $25,074,309  $19,834,609  $21,607,388
                         ===========  ===========  ===========  ===========

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities.

No securities were sold during 1998 or 1997. During 1996, available-for-sale securities were sold for total proceeds of $1,868,929. The gross realized gains and gross realized losses amounted to $259 and $58,648 in 1996.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for securities issued by U.S. Government agencies and corporations.

Investment securities with an amortized cost of $305,592 and estimated fair value of $303,084, at December 31, 1998, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

Note 3 - Loans

Major categories of loans included in the loan portfolio are as follows:

                                                December 31,
                                --------------------------------------------
                                     1998          1997         1996
                                -------------- -------------- --------------
Commercial:
Agricultural                      $30,700,423    $27,251,588    $24,494,999
Other                              31,228,455     26,651,300     21,404,746
                                -------------- -------------- --------------
                                  $61,928,878    $53,902,888    $45,899,745
                                -------------- -------------- --------------
Real estate:
Agricultural                      $20,068,369    $18,227,821    $16,441,788
Commercial                         39,972,450     35,787,187     33,058,518
Residential                        75,303,134     74,361,516     64,669,525
                                -------------- -------------- --------------
                                 $135,343,953   $128,376,524   $114,169,831
                                -------------- -------------- --------------
Installment                       $16,927,234    $16,623,280    $14,590,185
                                -------------- -------------- --------------
Unsecured loans                      $786,082       $656,280       $554,677
                                -------------- -------------- --------------
Total loans receivable           $214,986,147   $199,558,972   $175,214,438
Allowance for credit losses        (3,058,618)    (2,825,921)    (2,506,728)
                                -------------- -------------- --------------
NET LOANS RECEIVABLE             $211,927,529   $196,733,051   $172,707,710
                                ============== ============== ==============

Final loan maturities and rate sensitivity of the loan portfolio, excluding unsecured loans, at December 31, 1998, are as follows:

                                Within        One -       After
(In thousands)                 One Year    Five Years   Five Years   Total
                              -----------  -----------  ---------- ---------
Commercial and installment       $61,842       $16,382       $632   $78,856
Real estate                      119,871        14,149      1,324   135,344
                              -----------  -----------  ---------- ---------
TOTAL                           $181,713       $30,531     $1,956  $214,200
                              ===========  ===========  ========== =========

At December 31, 1998, loans with a maturity greater than one year with a variable interest rate totaled $415,285.

Other real estate owned represents real estate of which the Company has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $200,000 at December 31, 1998. There was no other real estate owned at year end 1997 or 1996.

Nonaccrual loans totaled $3,937,112, $4,667,707 and $3,313,363 at December 31, 1998, 1997 and 1996, respectively. The reduction in interest income associated with nonaccrual loans is as follows:

                                          Year Ended December 31,
                                -------------------------------------
                                      1998        1997        1996
                                   ----------   ----------  ----------
Income in accordance with
     original loan terms            $500,187     $503,313   $302,466
Income recognized                   (576,326)    (459,611)  (197,091)
                                   ----------    ---------  ---------
(INCREASE) REDUCTION  IN INTEREST
INCOME                              $(76,139)     $43,702   $105,375
                                   ==========    ========= ==========

Information concerning the Company's investment in impaired loans is as follows:
                                            Year Ended December 31,
                                    ------------------------------------
                                       1998         1997         1996
                                    -----------  ----------- -----------
Total investment in impaired loans  $2,633,527   $3,425,149  $2,493,985
Loans not requiring an allowance     1,596,276    2,717,153   1,535,628
Loans requiring a related allowance  1,037,251      707,996     958,357
Related allowance                     (166,814)    (106,505)   (129,217)
Average investment in impaired
loans during the year                2,540,253    3,495,193   2,272,191
Interest income recognized on a
cash basis                             283,635      299,628     137,762

Changes in the allowance for credit losses were as follows:

                                             Year Ended December 31,
                                    --------------------------------------
                                       1998          1997         1996
                                    ------------  ----------- ------------
Balance - beginning of year          $2,825,921   $2,506,728   $2,319,101
Charge-offs                            (219,673)     (60,582)     (56,199)
Recoveries                               62,370       28,775       33,826
Provision charged to operations         390,000      351,000      210,000
                                    ------------  ----------- ------------
BALANCE - END OF YEAR                $3,058,618   $2,825,921   $2,506,728
                                    ============ ============ ============

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                                December 31,
                                    -------------------------------------
                                       1998          1997          1996
                                    ------------ ------------ ------------
Land                                   $530,519     $508,220     $479,755
Buildings and improvements            3,355,207    3,188,505    2,845,622
Furniture and fixtures                2,448,402    2,273,820    2,111,525
                                    ------------ ------------ ------------
                                     $6,334,128   $5,970,545   $5,436,902
Less:  Accumulated depreciation      (2,990,875)  (2,693,377)  (2,476,365)
                                    ------------ ------------ ------------
NET                                  $3,343,253   $3,277,168   $2,960,537
                                    ============ ============ ============

NOTE 5 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

                                                December 31,
                                    ---------------------------------------
                                        1998          1997         1996
                                    ------------ ------------ -------------
NOW accounts                        $12,831,148   $10,394,916    $9,590,972
Savings accounts                     16,360,946    17,035,713    16,179,148
Money market accounts                51,461,772    40,450,756    29,104,066
Certificates of deposit              77,424,423    81,309,850    62,376,451
Time deposit open accounts           26,803,046    20,443,524    17,088,237
                                   ------------  ------------  ------------
TOTAL                              $184,881,335  $169,634,759  $134,338,874
                                   ============  ============  ============

The following table shows the maturity distribution of certificates of deposit and time deposit open accounts:

                                                December 31,
                                     --------------------------------------
(In thousands)                         1998          1997           1996
                                     ---------     ---------      ---------
Within one year                        $72,041       $76,050        $39,595
One to two years                        26,564        21,920         36,700
Two to three years                       3,381         2,345          2,289
Three to four years                      1,355           744            645
Over four years                            886           694            236
                                     ---------      --------       --------
 TOTAL                                $104,227      $101,753        $79,465
                                     =========     =========      =========

Certificates of deposit and time deposit open accounts issued in amounts of $100,000 or more totaled $24,369,361, $22,448,045 and $13,493,887, at
December 31, 1998, 1997 and 1996, respectively.

NOTE 6 - SHORT-TERM BORROWINGS

The following table is a summary of short-term borrowings:

                                                 December 31,
                                     --------------------------------------
                                       1998          1997          1996
                                     -----------  ------------ ------------
Notes payable                        $22,400,272  $22,791,248   $25,839,963
U.S. Treasury demand notes                     0      300,000       278,874
                                     -----------  ------------ ------------
TOTAL SHORT-TERM BORROWINGS          $22,400,272  $23,091,248   $26,118,837
                                     ===========  ===========   ===========

As of December 31, 1998, the Company had $17,941,228 of unused lines of credit with banks to be drawn upon as needed. Notes payable are secured by agricultural loans and have a variable interest rate of 5.46% at December 31, 1998.

NOTE 7 - LONG-TERM DEBT

Long-term debt consisted of the following:
                                                  December 31,
                                     --------------------------------------
                                         1998         1997         1996
                                     -----------  ------------ ------------
Note dated in 1998, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
4.80%, principal due and payable
on call date April 6, 1999 or
final maturity April 6, 2008.         $5,000,000           $0            $0

Note dated in 1998, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
5.05%, principal due and payable on
call date January 20, 2001 or final
maturity January 20, 2008.             4,000,000            0             0

Note dated in 1997, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
5.96%, principal due and payable
December 30, 2002.                     3,000,000    3,000,000             0

Note dated in 1996, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
5.94%, principal due and payable
March 18, 1998.                                0    3,000,000     3,000,000

Note dated in 1996, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
6.02%, principal due and payable
December 27, 1999.                     2,200,000    2,200,000     2,200,000

Note dated in 1996, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of
6.51%, principal payments in the
amounts of $94,000, $79,000, $83,000
and $1,118,500 due and payable
December 27, 2003, 2007, 2010 and
2011, respectively.                    1,374,500    1,374,500     1,374,500

Note dated in 1996, interest rate
of 8%, principal payment in the amount
of $20,000 due January 2, 1997.
Remaining balance due in eleven
installments of $3,500 through 1997,
then monthly installments of $1,092
through 2011.                            102,198      106,503       156,000

Note dated in 1995, with Federal
Home Loan Bank of Chicago, monthly
interest due at an annual rate of 6.04%
principal due and payable July 20, 1997.       0            0     3,000,000

Note dated in 1992, with AgriBank,
FCB, quarterly interest due at an annual
rate of 6.30%, principal due and payable
September 22, 1997.                            0            0        63,000
                                     -----------  -----------   -----------
TOTAL LONG-TERM DEBT                 $15,676,698   $9,681,003    $9,793,500
                                     ===========  ===========   ===========

The notes payable to AgriBank, FCB and Federal Home Loan Bank of Chicago are secured by agricultural loans and residential mortgages, respectively. Long-term debt has aggregate maturities for the five years 1999 through 2003 as follows: $2,204,662 in 1999, $5,049 in 2000, $5,468 in 2001, $3,005,922
in 2002 and $6,413 in 2003.

NOTE 8 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)                         1998       1997        1996
                                    --------    -------    --------
Current:     Federal                 $1,128       $865        $774
             State                      252        206         189
                                    --------    -------     -------
                                     $1,380     $1,071        $963
                                    --------    -------     -------
Deferred     Federal                   $(83)     $(117)       $(91)
             State                      (13)       (34)        (25)
                                    --------    -------     -------
                                       $(96)     $(151)      $(116)
                                    --------    -------     -------
TOTAL PROVISION FOR INCOME TAXES     $1,284       $920        $847
                                    ========    =======     =======

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

                                     1998            1997           1996
                              ----------------- ------------ ---------------
(In thousands)                  Amount      %   Amount    %  Amount      %
                              --------- ------- ------- ---- -------- -------
Tax at statutory federal
income tax rate                $1,503     34%  $1,180   34%  $1,097     34%
Increase (decrease) in tax
resulting  from:
Tax-exempt income                (396)    (9)    (388) (11)    (374)   (12)
State income tax, net of
federal tax benefit               157      3      113    3      109      3
Other, net                         20      1       15    1       15      1
                               ------     ---    ----   ---    ----     ---
      APPLICABLE INCOME TAXES  $1,284     29%    $920   27%    $847     26%
                               ======     ===    ====   ===    ====     ===

The net deferred tax asset in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

(In thousands)                        1998    1997    1996
                                     ------ ------- -------
Deferred tax assets:
Allowance for credit losses          $1,137  $1,039    $896
Unrealized losses on
available-for-sale securities             0      25      23
State tax net operating loss
carryforward                             88      87      88
Interest receivable on
nonaccrual loans                         34      79      61
Other                                    19      22      25
                                     ------ ------- -------
Gross deferred tax assets            $1,278  $1,252  $1,093
Valuation allowance                     (88)    (87)    (88)
                                     ------ ------- -------
Total deferred tax assets            $1,190  $1,165  $1,005
                                     ------ ------- -------
Deferred tax liabilities:
Accumulated depreciation on
fixed assets                           $123    $134    $156
State income taxes                       76      65      54
Unrealized gains on
available-for-sale securities            19       0       0
Accretion                                 8      46      28
                                     ------  ------  ------
Total deferred tax liabilities         $226    $245    $238
                                     ------  ------  ------
NET DEFERRED TAX ASSET                 $964    $920    $767
                                     ======  ======  ======

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan and a money purchase pension plan. The plans essentially cover all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

   * Participating employees may annually contribute up to 10% of their compensation.

   * The Company will contribute 50% of each employee contribution up to a maximum Company contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

   * The Company may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 4% for 1998, 1997 and 1996.

In addition, the money purchase plan generally provides for employer contributions of 4% of each participant's compensation.

The Company provides no post retirement benefits to employees except for the 401(k) profit sharing plan and the money purchase pension plan discussed above which are currently funded. The Company expensed contributions of $313,788, $275,509 and $244,433 for the years 1998, 1997 and 1996, respectively.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF - BALANCE SHEET RISK

The Company and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Company and its subsidiaries have in particular classes of financial instruments.

The exposure of the Company and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Company and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. The Company and its subsidiaries require collateral or other security to support financial instruments with credit risk.

                                             Contract or
                                           Notional Amount      Secured
(In thousands)                            December 31, 1998     Portion
                                        --------------------  -------------
Financial instruments whose contract
amounts represent credit risk:
 Commitments to extend credit                      $24,215       $19,108
 Standby letters of credit
  and financialguarantees written                      983           983

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Federal funds sold to correspondent banks are not insured.

NOTE 11 - RELATED PARTY TRANSACTIONS

At December 31, 1998, 1997 and 1996 certain Company subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to the Company and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

                         December 31,                 1998
                       ----------------- ------------------------------
                                           New                Ending
(In thousands)           1996     1997    Loans   Payments    Balance
                       -------- -------- -------- ---------- ----------
Aggregate related
party loans            $1,415   $1,360    $492     $(393)     $1,459
                       =======  =======  ======   ========   ========

NOTE 12 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. for the years 1998, 1997 and 1996. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

                                 DENMARK BANCSHARES, INC.
                            Statements of Financial Condition

                                                December 31,
                                         ----------------------------
(In thousands)                              1998      1997     1996
                                         --------- --------- --------
Assets
Cash in banks                                $695   $1,074     $438
Investment
Banking subsidiary                         22,280   19,524   18,909
Nonbanking subsidiaries                     4,894    4,334    3,813
Real estate loans (less
allowance for credit losses
of $61, $61 and $61, respectively)            580    1,103    1,262
Fixed assets (net of depreciation
of $751, $633 and $523)                     2,078    2,021    1,784
Other assets                                   49       50       37
                                         --------- -------- --------
TOTAL ASSETS                              $30,576  $28,106  $26,243
                                         ========= ======== ========

Liabilities
Accrued expenses                              $38      $38      $28
Dividends payable                             397      329      302
                                         --------- -------- --------
Total Liabilities                            $435     $367     $330
                                        --------- --------- --------
Stockholders' Equity
Common stock                              $10,020  $10,100  $10,169
Paid-in capital                                37       37       37
Retained earnings                          20,051   17,654   15,748
Accumulated other comprehensiveincome
 Unrealized gains (losses) on securities       33      (52)     (41)
                                         --------- -------- --------
Total Stockholders' Equity                $30,141  $27,739  $25,913
                                         --------- -------- --------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                    $30,576  $28,106  $26,243
                                         ========= ======== ========

                           DENMARK BANCSHARES, INC.
                Statements of Income and Comprehensive Income

                                         For the Years Ended December 31,
                                        --------------------------------
(In thousands)                              1998     1997      1996
                                         -------- --------  --------
Income
Interest income from loans                   $72      $96      $113
Other interest income                         35       18        14
Dividend income from banking subsidiary        0    1,500       500
Rental income from banking subsidiary        207      165       150
Rental income from nonbanking subsidiary       9        6         6
                                         -------- --------  --------
Total Income                                $323   $1,785      $783
                                         -------- --------  --------
Expenses

Management fees to banking subsidiary       $120     $120      $120
Depreciation                                 118      111       107
Other operating expenses                     146      127       118
                                         -------- --------  --------
Total Expenses                              $384     $358      $345
                                         -------- --------  --------
Income (loss) before income
taxes and undistributed income
of subsidiaries                             $(61)  $1,427      $438
Income tax (benefit) expense                  (7)     (16)      (12)
                                         -------- --------  --------
Income (Loss) Before Undistributed
Income of Subsidiaries                      $(54)  $1,443      $450

Equity in Undistributed Income
     of Subsidiaries
Banking subsidiary                         2,671      627     1,501
Nonbank subsidiaries                         521      481       429
                                         -------- --------  --------
NET INCOME                                $3,138   $2,551    $2,380
                                         -------- --------  --------

Other Comprehensive Income,
Before Tax

Unrealized gains (losses) on
securities arising during period            $129     $(15)     $(69)
Income tax expense (benefit) related
to items of other comprehensive income        44       (3)      (31)
                                          ------- --------  --------
Other Comprehensive Income,
net of tax                                   $85     $(12)     $(38)
                                          ------- --------  --------
COMPREHENSIVE INCOME                      $3,223   $2,539    $2,342
                                         ======== ========  ========

                                      DENMARK BANCSHARES, INC.
                                      Statements of Cash Flows
                                     -------------------------

                                       For the Years Ended December 31,
                                      -------------------------------
(In thousands)                            1998     1997      1996
                                       --------- --------  ---------
Cash Flows from Operating
Activities:
Net Income                               $3,138   $2,551     $2,380
Adjustments to reconcile net income
to net cash provided by operating
activities:
Depreciation                                118      111        107
Equity (earnings) of  banking
subsidiary                               (2,671)  (2,127)    (2,001)
Equity (earnings) of nonbanking
subsidiaries                               (521)    (481)      (429)
Dividend from banking subsidiary              0    1,500        500
Decrease (increase) in other assets           2      (12)         0
(Decrease) increase in accrued expenses       1        9          0
                                         -------  -------   --------
   Net Cash Provided by Operating
   Activities                               $67   $1,551       $557
                                         -------  -------   --------
Cash Flows from Investing
Activities:
Investment in nonbanking subsidiary        $(40)    $(40)     $(100)
Capital expenditures                       (175)    (348)       (64)
Net decrease in real estate loans           522      160        314
                                         -------  -------   --------
   Net Cash Provided (Used) by
   Investing Activities                    $307    $(228)      $150
                                         -------  -------  ---------
Cash Flows from Financing Activities:
Treasury stock proceeds                      $0       $0        $10
Treasury stock purchases                    (81)     (68)       (38)
Dividends paid                             (672)    (619)      (564)
                                         -------  -------   --------
    Net Cash Used by Financing
    Activities                            $(753)   $(687)     $(592)
                                         -------  -------   --------
Net (Decrease) Increase in Cash           $(379)    $636       $115
Cash, beginning                           1,074      438        323
                                         -------  -------   --------
CASH, ENDING                               $695   $1,074       $438
                                         ======= ========   ========

Supplemental Disclosure:
Income taxes paid                           $(5)    $(13)      $(11)
                                           =====    =====      =====
NOTE 13 -  BRANCH ACQUISITION

On August 4, 1997, the Company purchased the assets and assumed the liabilities of the Reedsville Branch of M&I Bank Northeast. M&I Bank Reedsville Branch was engaged in full banking services. The results of operations of the Reedsville Branch are included in the accompanying financial statements since the date of acquisition. Through the acquisition of the Reedsville Branch the Company purchased loans of $2,309,712, purchased premises and equipment of $307,250, assumed deposits of $19,079,143 and other liabilities net of other assets of $210,662, resulting in the Company receiving cash of $13,786,977. For the assumption of the deposits a premium of $2,885,866 was paid. The premium is being amortized using the straight line method over 15 years. The amortization expense charged to operations for 1998 and 1997 was $192,391 and $80,163, respectively.

M&I Bank did not maintain separate and complete branch accounting records for the Reedsville Branch, therefore prior year results of operations have not been disclosed.

NOTE 14 -  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments
-------------------------------
For cash and short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities
----------------------
For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable
----------------
The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities
-------------------
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings
----------
Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written
------------------------------------------------------------------------
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The estimated fair values of the Company's financial instruments are as follows:
                                            December 31, 1998
                                        --------------------------
                                           Carrying     Fair
(In thousands)                              Amount      Value
                                        ------------  ---------
Financial Assets
Cash and short-term investments             $16,212     $16,212
Investment securities                        44,909      46,682
Loans                                       214,986     214,980
Less:   Allowance for credit losses          (3,059)         -
                                          ---------   ---------
TOTAL                                      $273,048    $277,874
                                          =========   =========
Financial Liabilities
Deposits                                   $212,050    $210,728
Borrowings                                   38,077      37,594
                                          ---------   ---------
TOTAL                                      $250,127    $248,322
                                          =========   =========
Unrecognized Financial Instruments
Commitments to extend credit                $24,215     $24,215
Standby letters of credit and financial
guarantees written                              983         983
                                           --------    --------
TOTAL                                       $25,198     $25,198
                                           ========    ========

NOTE 15 -  REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital
(as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital amounts and ratios are also presented in the table below:

                                                                                     To Be Well Capitalized
                                                                  For Capital        Under Prompt Corrective
                                                   Amount        Adequacy Purposes:       Action Provisions:
                                         ---------------------- -------------------- ------------------------
                                             Amount    Ratio    Amount     Ratio        Amount        Ratio
                                          -----------  -----  ----------   ------    -----------     -------
As of December 31, 1998:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)   $29,569,892  15.6%  $15,120,625   >8.0%    $18,900,781     >10.0%
Tier 1 Capital (to Risk-Weighted Assets)  $27,198,701  14.4%   $7,560,313   >4.0%    $11,340,469     > 6.0%
Tier 1 Capital (to Average Assets)*       $27,198,701  10.0%  $10,852,706   >4.0%    $13,565,883     > 5.0%

Denmark State Bank
Total Capital (to Risk-Weighted Assets)   $21,619,672  13.6%  $12,745,267   >8.0%    $15,931,584     >10.0%
Tier 1 Capital (to Risk-Weighted Assets)  $19,620,895  12.3%   $6,372,633   >4.0%     $9,558,950     > 6.0%
Tier 1 Capital (to Average Assets)*       $19,620,895   8.1%   $9,661,996   >4.0%    $12,077,494     > 5.0%

As of December 31, 1997:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)   $26,791,952  15.8%  $13,537,760   >8.0%    $16,922,200     >10.0%
Tier 1 Capital (to Risk-Weighted Assets)  $24,667,904  14.6%   $6,768,880   >4.0%    $10,153,320     > 6.0%
Tier 1 Capital (to Average Assets)*       $24,667,904  10.1%   $9,741,849   >4.0%    $12,177,311     > 5.0%

Denmark State Bank
Total Capital (to Risk-Weighted Assets)   $18,503,920  13.3%  $11,156,041   >8.0%    $13,945,051     >10.0%
Tier 1 Capital (to Risk-Weighted Assets)  $16,752,896  12.0%   $5,578,021   >4.0%     $8,367,031     > 6.0%
Tier 1 Capital (to Average Assets)*       $16,752,896   7.8%   $8,553,296   >4.0%    $10,691,620     > 5.0%

As of December 31, 1996:
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)   $27,465,680  18.6%  $11,840,075   >8.0%    $14,800,094     >10.0%
Tier 1 Capital (to Risk-Weighted Assets)  $25,607,560  17.3%   $5,920,038   >4.0%     $8,880,056     > 6.0%
Tier 1 Capital (to Average Assets)*       $25,607,560  12.5%   $8,223,008   >4.0%    $10,278,860     > 5.0%

Denmark State Bank
Total Capital (to Risk-Weighted Assets)   $20,444,356  16.9%   $9,665,106   >8.0%    $12,081,382     >10.0%
Tier 1 Capital (to Risk-Weighted Assets)  $18,926,725  15.7%   $4,832,553   >4.0%     $7,248,829     > 6.0%
Tier 1 Capital (to Average Assets)*       $18,926,725  10.6%   $7,148,562   >4.0%     $8,935,703     > 5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("Company"), is intended as a review of significant factors affecting the Company's consolidated results of operations during the three-year period ended December 31, 1998, and the Company's consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes,
and the "SELECTED FINANCIAL DATA" presented elsewhere in this report.   The
Company's subsidiaries are the Denmark State Bank ("Bank"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

RESULTS OF OPERATIONS
The following table sets forth certain items of income and expense as well as period-to-period percentage increases for the Company on a consolidated basis during the most recent three fiscal years:
                                                                 Percent
                                                                Increase
                                 1998      1997       1996   1998/97  1997/96
                               --------  --------   --------  ------- -------
 (In thousands)
   Interest income              $21,050   $18,463    $16,073   14.0%   14.9%
   Interest expense              10,772     9,543      8,152   12.9    17.1
   Net interest income           10,278     8,920      7,921   15.2    12.6
   Provision for credit losses      390       351        210   11.1    67.1
   Noninterest income               955       819        589   16.6    39.0
   Noninterest expense            6,421     5,917      5,073    8.5    16.6
   Net income                     3,138     2,551      2,380   23.0     7.2

Earnings Performance

The Company recorded net income of $3,137,661 in 1998. This represents an increase of $587,092 or 23.0% compared to 1997 earnings. The increase in net income is primarily attributable to higher net interest income and noninterest income which increased by $1,357,719 and $135,648 respectively. These items more than offset higher noninterest expenses and higher income taxes which increased by $503,269 and $364,006 respectively. The increase in net interest income was primarily the result of higher average earning assets. Average earning assets increased by $30.3 million during 1998 compared to 1997. Loan growth accounted for much of this increase as average loans increased by $21.1 million or 11.4%. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense which increased $412,309 or 11.2% compared to 1997.

The increase in net income in 1998 followed an increase of $171,004 or 7.2% in 1997 compared to 1996 earnings. The increase in net income was primarily attributable to higher net interest income and noninterest income which increased by $999,659 and $229,627 respectively. These items more than offset an increase in the provision for credit losses, higher noninterest expenses and higher income taxes which increased by $141,000, $844,057 and $73,225 respectively. The increase in net interest income was primarily the result of
higher average earning assets.   Average earning assets increased by $27.2
million during 1997 compared to 1996. The increase in noninterest expenses was primarily attributable to increases in salaries and employee benefits expense and to higher operating expenses as a result of the acquisition of the Reedsville Branch. The Company incurred approximately $108,000 of nonrecurring operating expenses related to the acquisition of the Reedsville Branch. The nonrecurring expenses included legal fees, data processing conversion fees, fees for printing customer checks, supply items and marketing materials. Net income for 1997 includes five months of operations for the Reedsville Branch.

On a per share basis, net income was $57.20 in 1998 compared with $46.44 in
1997 and $43.26 in 1996.   Return on average assets for the Company was 1.20%
in 1998 compared to 1.12% in 1997 and 1.19% in 1996. Return on average equity in 1998 was 10.80% compared to 9.47% and 9.49% in 1997 and 1996 respectively.

Net Interest Income

Net interest income is the largest component of the Company's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on
deposits and other borrowed funds.   Net interest income is affected by
fluctuations in interest rates and by changes in the volume of earning assets and interest bearing liabilities outstanding.

Net interest income increased 15.2% or $1,357,719 from 1997 to 1998.   The
increase is primarily attributable to higher average earning assets which generated additional interest income of $2,383,662. Average earning assets increased by $30.3 million or 13.8% during 1998 compared to 1997. The increase in earning assets is the result of increases in average loans amounting to $21.1 million, average federal funds sold totaling $6.2 million and average investment securities which grew $3.0 million. The increase in interest income more than offset the increased interest expense of $1,229,723 resulting primarily from higher average interest-bearing liabilities. Average interest-bearing liabilities increased by $25.6 million or 13.8% during 1998. An increase in the Company's net interest income spread from 3.28% in 1997 to 3.33% in 1998 also contributed to higher net interest income. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities.

Net interest income increased 12.6%, or $999,659 from 1996 to 1997. The increase was primarily attributable to higher average earning assets which generated additional interest income of $2,239,742. Average earning assets increased by $27.2 million or 14.2% during 1997 compared to 1996. Loan growth accounted for much of this increase as average loans increased by $22.4 million or 13.8%. The increase in interest income more than offset the increased interest expense of $1,391,053 resulting primarily from higher average interest-bearing liabilities. Average interest-bearing liabilities increased by $25.0 million or 15.6% during 1997.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:



                                           Year Ended December 31,
                             ------------------------------------------------
                                         1998                   1997
                             ------------------------- ----------------------
                                       Increase               Increase
                                  (Decrease) Due to      (Decrease) Due to
                                      Change In              Change In
                             ------------------------- ----------------------
(In thousands)                 Average Average  Total Average Average  Total
                               Balance   Rate  Change Balance   Rate  Change
                             --------- ------- ------ ------- ------- -------
Interest income:
  Loans                        $1,850    $272  $2,122  $1,946   $130  $2,076
  Taxable securities              129     (17)    112     183     40     223
  Nontaxable securities            68     (38)     30      70    (20)     50
  Federal funds sold              337     (13)    324      40      1      41
                             --------- ------- ------ ------- ------- -------
Total interest income          $2,384    $204  $2,588  $2,239   $151  $2,390
                             --------- ------- ------ ------- ------- -------
Interest expense:
  NOW accounts                    $42      $2     $44      $3     $1      $4
  Savings accounts                  3      (9)     (6)    (10)     1      (9)
  Money market  accounts          562      (3)    559     272     41     313
  Certificates and
   other time deposits            621      55     676     654    (74)    580
  Other borrowed funds             40     (83)    (43)    482     21     503
                             --------- ------- ------ ------- ------- -------
Total interest expense         $1,268    $(38) $1,230  $1,401   $(10) $1,391
                             --------- ------- ------ ------- ------- -------
Net interest income            $1,116    $242  $1,358    $838   $161    $999
                             ========= ======= ====== ======= ======= =======

For purposes of the above table, changes which are not due solely to volume or rate have been allocated to rate.

The Company's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:


                                            1998                         1997                          1996
                                ----------------------------- --------------------------- -----------------------------
(In thousands)                  Average    Income   Average   Average   Income   Average   Average   Income    Average
                                 Daily      and     Yield or   Daily     and    Yield or    Daily      and     Yield or
                                Balance    Expense    Rate    Balance   Expense    Rate    Balance   Expense    Rate
                                --------  --------  -------  --------  -------- --------  --------  --------   --------
ASSETS
Interest-earning assets:
 Taxable loans                  $206,080  $18,310    8.88%   $184,964  $16,190    8.75%   $162,563  $14,116     8.68%
 Nontaxable loans                    342       20    5.85%       317        19    5.99%        287       17     5.92%
                                --------  -------   ------   --------  -------  --------  --------  -------     -----
  Total Loans                   $206,422  $18,330    8.88%   $185,281  $16,209    8.75%   $162,850  $14,133     8.68%
                                --------  -------   ------   --------  -------  --------  --------  -------     -----
 Taxable securities              $14,749     $907    6.15%    $12,688     $795    6.27%     $9,639     $572     5.93%
                                --------  -------   ------   --------  -------  --------  --------  -------     -----
 Nontaxable securities            18,673    1,304    6.98%     17,731    1,274    7.19%     16,767    1,224     7.30%
                                --------  -------   ------   --------  -------  --------  --------  -------     -----
  Total Securities               $33,422   $2,211    6.62%    $30,419   $2,069    6.80%    $26,406   $1,796     6.80%
                                --------  -------   ------   --------  -------  --------  --------  -------     -----
 Federal funds sold               $9,563     $509    5.32%     $3,385     $185    5.47%     $2,647     $144     5.44%
                                --------  -------   ------   --------  -------  --------  --------  -------     -----
  Total Earning Assets          $249,407  $21,050    8.44%   $219,085  $18,463    8.43%   $191,903  $16,073     8.38%
                                --------  -------   ------   --------  -------  --------  --------  -------     -----
Noninterest-earning assets:

 Cash and due from banks          $5,579                       $4,825                       $4,677
 Allowance for credit losses      (2,951)                      (2,669)                      (2,414)
 Premises and equipment            3,262                        3,116                        3,030
 Other assets                      5,839                        3,817                        2,171
                                 -------                     --------                     --------
  TOTAL ASSETS                  $261,136                     $228,174                     $199,367
                                ========                     ========                     ========

LIABILITIES AND STOCKHOLDERS'
EQUITY

Interest-bearing liabilities:
 NOW accounts                    $11,220     $229    2.04%     $9,112     $184    2.02%     $8,959     $180     2.01%
 Savings accounts                 16,635      412    2.48%     16,521      419    2.54%     16,911      428     2.53%
 Money market accounts            45,336    2,122    4.68%     33,352    1,564    4.69%     27,383    1,250     4.56%
 Time deposits                   100,476    5,869    5.84%     89,744    5,193    5.79%     78,608    4,613     5.87%
 Other borrowed funds             37,220    2,140    5.75%     36,557    2,183    5.97%     28,408    1,681     5.92%
                                --------  -------   ------   --------   ------   -------  --------   ------     -----
  Total Interest-
   Bearing Liabilities          $210,887  $10,772    5.11%   $185,286   $9,543    5.15%   $160,269   $8,152     5.09%
                                --------  -------   ------   --------   ------   -------  --------   ------     -----

Noninterest-bearing liabilities
 and stockholders' equity:

 Demand deposits                 $19,114                      $14,108                      $12,393
 Other liabilities                 2,083                        1,845                        1,641
 Stockholders' equity             29,052                       26,935                       25,064
                                --------                     --------                      -------
  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY         $261,136                     $228,174                     $199,367
                                ========                     ========                     ========
 Net interest income
  and rate spread                         $10,278    3.33%              $8,920    3.28%              $7,921     3.29%
                                          =======   ======              ======   =======             ======     =====


For purposes of the above table, nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting. Securities are shown at amortized cost.

Noninterest Income

Total noninterest income increased by $135,648 in 1998. The increase is primarily the result of higher service fees and commissions which increased $117,356 or 17.7% higher than 1997. Brokerage commissions on the sales of mutual funds, annuities and equity securities increased by $72,277. Commissions from the sales of insurance increased by $41,920.

Total noninterest income increased by $229,627 in 1997. The increase was primarily the result of higher service fees and commissions which increased $156,330 or 30.7% higher than 1996. Commissions on the sales of mutual funds and insurance products increased by $150,348 primarily as a result of the acquisition of an insurance agency by McDonald at year end 1996. Appraisal fees, a component of other noninterest income, increased by $12,075 during 1997.

The following table sets forth certain items of noninterest income:

                                                            Percent
                                                           Increase
(In thousands)                                            (Decrease)
Noninterest income:              1998    1997    1996   1998/97  1997/96
                              -------- ------- ------ --------- --------
 Service fees and commissions    $786    $668    $511   17.7%     30.7%
 Investment security losses         0       0     (58)   0.0    (100.0)
 Other                            169     151     136   11.9      11.0
                                ------  ------  ------ -------   -------
  Total noninterest income       $955    $819    $589   16.6%     39.0%
                                ======  ======  ====== =======   =======

Noninterest Expense

Salaries and employee benefits expense increased $412,309 or 11.2% in 1998. The increase is attributable to an increase of seven full-time equivalent staff members and to regular salary increases. Occupancy expenses increased by $33,952 primarily as a result of the additional branch facility acquired in August of 1997 and the acquisition of an office building for McDonald during 1998. Printing and supplies expenses decreased $39,803 or 18.3% in 1998. Included in printing and supplies expenses during 1997 were approximately $25,000 of fees for printing the acquired customers' checks. Additional expenses were incurred during 1997 to update supply items such as letterhead paper, envelopes, brochures, etc., to reflect the additional branch location. Legal and professional fees decreased $76,135 in 1998. Approximately $63,000 of legal fees were incurred during 1997 in connection with the branch acquisition. Amortization of intangibles expense increased by $111,061 as a result of the write-down of intangible assets related to the acquisitions of the branch bank and the insurance agency. The intangibles are being amortized over fifteen years.

Salaries and employee benefits expense increased $452,062 or 14.1% in 1997. The increase was attributable to the hiring of eight full-time equivalent staff members and to regular salary increases. The expenses included five months of salaries and benefits for the acquired branch staff and the addition of two employees by McDonald as a result of their acquisition. Occupancy expenses increased by $18,513 primarily as a result of the additional branch facility. Data processing expenses increased by $47,396. Of this increase, $20,400 represents a one-time fee to convert the acquired customers' records into the Company's computer system automatically. Printing and supplies expenses increased $60,113 or 38.0% in 1997. Legal and professional fees increased $95,912 in 1997. Amortization of intangibles expense increased by $94,926.

The following  table sets forth  certain items of noninterest expense:

                                                          Percent
(In thousands)                                        Increase(Decrease)
                                  ------- ------- ------- ------- -------
Noninterest expense:                1998    1997    1996  1998/97 1997/96


 Salaries and employee benefits    $4,076  $3,664  $3,212   11.2%  14.1%
 Occupancy expenses                   622     588     570    5.8    3.2
 Data processing expenses             326     320     272    1.9   17.6
 Marketing expenses                   215     214     193    0.5   10.9
 Amortization of intangibles          214     103      11  107.8  836.4
 Printing and supplies expenses       178     218     158  (18.3)  38.0
 Directors and committee fees         175     173     168    1.2    3.0
 Other operating expenses             615     637     489   (3.5)  30.3
                                   ------  ------  ------  ------ ------
  Total noninterest expense        $6,421  $5,917  $5,073    8.5%  16.6%
                                   ======  ======  ======  ====== ======

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of the Company on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

                                                                Percent
                                                               Increase
                                                              (Decrease)
 (In thousands)                  1998       1997      1996   1998/97 1997/96
                              -------- ---------- --------- -------- -------
 Federal funds sold             $8,417     $7,112      $937   18.3%   659.0%
 Investment securities          44,909     31,826    28,620   41.1     11.2
 Loans                         214,986    199,559   175,214    7.7     13.9
 Allowance for credit losses    (3,059)    (2,826)   (2,507)   8.2     12.7
 Total assets                  282,184    251,674   213,714   12.1     17.8
 Deposits                      212,050    189,129   150,417   12.1     25.7
 Other  borrowed funds          38,077     32,772    35,912   16.2     (8.7)
 Stockholders' equity           30,141     27,739    25,913    8.7      7.0

Total assets at December 31, 1998, were $282.2 million. This represents an increase of $30.5 million, or 12.1% over year end 1997. This followed an increase of $38.0 million or 17.8% at December 31, 1997, compared to year end 1996. Management attributes the growth during 1998 and 1997 to strong loan demand and to the acquisition of the Reedsville Branch during 1997. Total loans grew $15.4 million or 7.7% during 1998. This followed an increase of $24.3 million or 13.9% during 1997.

The acquisition of the Reedsville Branch during 1997 provided the Company approximately $13.8 million in cash, additional loans of approximately $2.3 million, and the fixed assets of approximately $300,000 associated with the Branch, in consideration of the assumption of approximately $19.1 million of deposits. Other assets increased by $3.0 million primarily as a result of the intangible assets associated with the acquisition of the Branch. The cash provided in the transaction was used primarily to reduce other borrowed funds, purchase investment securities and to increase liquidity by purchasing federal funds sold (unsecured loans of immediately available funds to correspondent banks for one business day).

Investments

Investment balances in various categories at the end of each of the last three years were as follows:
                                           December 31,
                    ---------------------------------------------------------
                            1998               1997                1996
                    ---------------- -------------------- -------------------
 (In thousands)      Amortized  Fair   Amortized   Fair    Amortized   Fair
                       Cost     Value     Cost      Value     Cost     Value
                    -------- --------  --------  --------  --------- --------
 U.S. Government
 agencies            $13,497  $13,502    $2,744    $2,664    $2,121    $2,080

 Mortgage-backed
 securities            9,167    9,215    10,688    10,690     7,442     7,420
 State and municipal
 securities           19,835   21,607    17,139    18,824    17,667    19,241
 Other securities      2,358    2,358     1,332     1,332     1,453     1,453
                    -------- --------  --------  --------  --------- --------
  TOTAL              $44,857  $46,682   $31,903   $33,510   $28,683   $30,194
                    ======== ========  ========  ========  ========= ========

Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

The investment securities portfolio is structured to provide the Company with adequate liquidity by purchasing readily marketable securities. At December 31, 1998, investment securities totaled $44.9 million, an increase of $13.1 million, or 41.1% over December 31, 1997. This followed an increase at year end 1997, of $3.2 million, or 11.2% over December 31, 1996. The increase in investment securities at year end 1998 is attributable to the strong deposit growth during 1998. The carrying value at December 31, 1998, includes $51,869 of net unrealized gains on available-for-sale securities compared to $77,487 of net unrealized losses at year end 1997. The net unrealized gains of the held-to-maturity securities amounted to $1,772,779 as of December 31, 1998, compared to $1,684,339 at year end 1997.

The following table shows the maturities of investment securities at December 31, 1998, and the weighted average yields of such securities:

                             U.S. Government
                              Agencies and
                              Mortgage-backed     State and Municipal
                                 Securities             Securities       Other Securities   Total Securities
                            --------------------  --------------------  -----------------   ------------------
                            Amortized             Amortized             Amortized           Amortized
 (In thousands)                Cost       Yield     Cost      Yield       Cost      Yield     Cost     Yield
                            --------     -------  --------   -------    --------    -----   ---------  ------
 Due in one year or less     $1,462       5.91%    $1,136     9.31%      $2,357     5.71%     $4,955   6.55%
 Due from one to five years  16,206       5.98%     5,876     8.55%         -         -       22,082   6.67%
 Due from six to ten years    4,997       5.79%     7,054     5.81%         -         -       12,051   5.80%
 Due after ten years            -           -       5,769     5.58%         -         -        5,769   5.58%
                            -------      -------  -------    -------    --------    -----   --------   -----
  TOTAL                     $22,665       5.94%   $19,835     6.75%      $2,357     5.71%    $44,857   6.28%
                            =======      =======  =======    =======    ========    =====   ========   =====

Yields on tax exempt securities have not been computed on a tax equivalent basis. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Stocks and other securities having no stated maturity have been included in "Due in one year or less" in the table above. The average maturity of the portfolio was 5.6 years as of December 31, 1998, compared to 5.8 years and 7.3 years at year end 1997 and 1996 respectively. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

The following table shows the average balance and tax equivalent yield for each of the last three years:

                                       Year Ended December 31,
                        -----------------------------------------------------
                              1998                1997               1996
                        ----------------   ----------------  ----------------
                        Average            Average           Average
(In thousands)          Balance   Yield    Balance   Yield   Balance   Yield
                        -------   ------   -------   ------  -------   ------
 Taxable securities     $14,749    6.15%   $12,688    6.27%   $9,639    5.93%
 Nontaxable securities   18,673   10.58%    17,731   10.89%   16,767   11.06%
                        -------   ------   -------   ------  -------   ------
  TOTAL                 $33,422    8.63%   $30,419    8.96%  $26,406    9.19%
                        =======   ======   =======   ======  =======   ======

The weighted average tax equivalent yield declined during 1998 by thirty-three basis points as higher yielding securities that matured or were called were replaced with lower yielding securities of substantially the same quality.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for securities issued by U. S. Government agencies and corporations.

Loans

The following table sets forth major types of loans and the percentage of total loans for each type at the end of each of the last three years:

                                        December 31,
                  ---------------------------------------------------------
                          1998                1997               1996
                  ------------------- ------------------- -----------------
  (In thousands)    Amount      %       Amount       %     Amount      %
                  --------- --------- ---------- -------- --------- -------
  Real estate      $135,344    63.0%    $128,377   64.3%  $114,170    65.2%
  Commercial         61,929    28.8%      53,903   27.0%    45,900    26.2%
  Installment        16,927     7.9%      16,623    8.3%    14,590     8.3%
  Other                 786     0.3%         656    0.4%       554     0.3%
                   --------   ------    --------  ------  --------   ------
  TOTAL            $214,986   100.0%    $199,559  100.0%  $175,214   100.0%
                   ========   ======    ========  ======  ========   ======

The following sets forth the maturities of various categories of loans at December 31, 1998:

                            Due in One   Due from One    Due after
      (In thousands)       Year or Less  To Five Years   Five Years
                           ------------  -------------  -----------
       Real estate           $119,871        $14,149       $1,324
       Commercial              53,561          8,013          355
       Installment              8,281          8,369          277
                             --------        -------       ------
                    TOTAL    $181,713        $30,531       $1,956
                             ========        =======       ======

Substantially all loans maturing over one year are at fixed interest rates.

Of the real estate loans shown in the above table, $75 million or 55% are residential mortgages, the Company's largest single category of loans. Approximately $64 million of these are one-year notes which are renewed annually, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. The remaining residential mortgages are fixed rate loans for three and five year terms. Virtually all of these notes amortize principal indebtedness over a ten to twenty-five year period, and are repriceable at fixed rates that generally follow prevailing longer term rates.

At December 31, 1998, $51 million or 24% of the Company's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Virtually all of these notes are written on a one-year basis, which allows the Company to review credit information and collateral values annually to ensure continued loan quality.

The Company does not make unsecured loans other than credit card advances, which aggregated $426,599 at December 31, 1998, or .20% of total loans outstanding, and personal reserve overdraft protection accounts, which aggregated $239,721 or .11% of total loans outstanding at December 31, 1998.

Nonaccrual loans totaled $3,937,112, $4,667,707 and $3,313,363 at December 31, 1998, 1997 and 1996 respectively. Approximately $2.3 million of the total nonaccrual loans at December 31, 1998, are real estate loans. Of the nonaccrual real estate loans, $1.3 million are secured by residential mortgages and $1.0 million are secured by commercial properties.
Approximately $1.4 million of the total nonaccrual loans are commercial loans. Almost $700,000 of the commercial nonaccrual loans are to a single borrower. Management considers the loans to this borrower, which are secured by personal property, commercial real estate and residential real estate, well secured.

The Company has no accruing loans that are past due 90 days or more. The Bank's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 1998, were $1,914,564 compared to $974,519 and $882,871 in 1997 and 1996 respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year end involved the granting of a reduced interest rate or the lengthening of the amortization period or both. The increase in restructured loans at year end is primarily the result of the restructuring of $734,665 of commercial loans to a single borrower.

Potential problem loans totaled $6,523,121 as of December 31, 1998. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that the Company expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. Approximately $3.0 million of the potential problem loans are to borrowers whose primary business is the sale of used automobiles. The remaining potential problem loans are not concentrated in a particular industry or type.

Other real estate at December 31, 1998, was $200,000. This consisted of a commercial property acquired in satisfaction of loans. The Bank realized a small gain from the sale of the property during the first quarter of 1999.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

                                         December 31,
                -------------------------------------------------------------
                         1998                1997                 1996
                -------------------- ------------------- --------------------
 (In thousands)        Amount  % of Total         % of Total         % of Total
                               Loans      Amount    Loans    Amount     Loans
                       ------ ----------- ------- ---------- ------- ----------
Nonaccrual loans(1)    $3,937   1.83%     $4,668    2.34%    $3,313      1.89%
Restructured loans(2)     -       -          406    0.20        299      0.17
                       -----   ------     ------   ------    ------     ------
            Total      $3,937   1.83%     $5,074    2.54%    $3,612      2.06%
                       ======  ======     ======   ======    ======     ======

Other real estate owned  $200                 $0                 $0
                         ====               ====               ====

(1)Includes impaired loans of $2,633,527, $3,056,643 and $2,228,438 as of
   December 31, 1998, 1997 and 1996, respectively.

(2)Excludes restructured loans of $1,914,564, $568,042 and $584,164 as of the years ended December 31, 1998, 1997 and 1996, respectively, which are included with nonaccrual loans.

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. These evaluations take into consideration a number of factors, including the Bank's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 1998, the Company's investment in impaired loans totaled $2,633,527. The investment in impaired loans that does not require a related allowance for credit losses amounted to $1,596,276 while the remaining impaired loans totaling $1,037,251 require a related allowance for credit losses of $166,814.

In 1998 the Company's provision for credit losses was $390,000 compared to $351,000 and $210,000 during 1997 and 1996, respectively. Net charge-offs were $157,303 for the year ended December 31, 1998, compared to net charge-offs of $31,807 and $22,373 for the years ended 1997 and 1996, respectively. The ratio of allowance for credit losses to total loans at year end was 1.42% compared to 1.42% at December 31, 1997. The net increase to the allowance was $232,697 or 8.2% higher than year end 1997.

The Company's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 2.38% at December 31, 1998, compared to 3.29% and 2.92% at December 31, 1997 and 1996, respectively.

The Company's portfolio is heavily concentrated in the Bank's three-county primary service area and would be subject to fluctuations in local economic conditions. The Company does have a concentration of agricultural-related loans amounting to approximately 24% of total loans as of December 31, 1998. The factors that influence the agricultural economy are complex and difficult to predict. During March 1999, the price paid to dairy farmers for milk declined significantly. Management believes these price fluctuations are cyclical and underwriting practices have taken these fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $94,572 at December 31, 1998. This represents .04% of total loans outstanding and 2% of the Company's total past due loans. During 1998 there were $5,740 of net recoveries on loans considered agricultural-related compared to $22,627 of net charge-offs during 1997. Management does not believe that these risks associated with the Company's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 1998, of $3,058,618 (equal to 1.42% of the total loans) is adequate to cover credit risks in the loan portfolio. However, if the recent drop in milk prices discussed previously were to continue for an extended period of time, the ability of agricultural borrowers to repay their loans would be adversely affected. This would cause management to consider the adequacy of the allowance for loan losses under those conditions.

Changes in the allowance for credit losses in each of the three most recent years were as follows:

                                           Year Ended December 31,
                                   --------------------------------------
                                       1998         1997          1996
                                   ----------- ------------ -------------
 Balance - beginning of year       $2,825,921   $2,506,728    $2,319,101
                                   ----------- ------------ -------------
 Charge-offs:
  Real Estate                        $107,218           $0            $0
  Installment                          37,248       18,643         3,322
  Credit cards and related plans        5,210        1,277         4,877
  Commercial loans                     69,997       40,662        48,000
                                   ----------- ------------ -------------
                                     $219,673      $60,582       $56,199
                                   ----------- ------------ -------------
 Recoveries:
  Real Estate                          $5,019       $3,860        $5,019
  Installment                          37,561       10,535        24,527
  Credit cards and related plans          604          787           267
  Commercial loans                     19,186       13,592         4,013
                                   ----------- ------------ -------------
                                      $62,370      $28,775       $33,826
                                   ----------- ------------ -------------
 Net charge-offs                     $157,303      $31,807       $22,373
                                   ----------- ------------ -------------

 Provision charged to operations     $390,000     $351,000      $210,000
                                   ----------- ------------ -------------
 Balance - end of year             $3,058,618   $2,825,921    $2,506,728
                                  ============ ============ =============
 Ratio of net charge-offs
  during the year to average
  loans outstanding during
  the year                              0.08%        0.02%         0.01%
                                  ============ ============ =============
 Ratio of allowance for
 credit losses to total
  loans at the end of year              1.42%        1.42%         1.43%
                                  ============ ============ =============

In 1998 the Company's ratio of charge-off loans to average loans outstanding was .11% compared to .03% and .03% during 1997 and 1996, respectively. The increase in charge-offs during 1998 is primarily attributable to losses sustained to a single commercial borrower. Real estate loan charge-offs amounting to $107,218 and commercial loan charge-offs totaling $49,909 are attributable to this borrower. The Company does not expect future recoveries from this borrower. Charge-offs on loans were notably low during 1997 and
1996.   Management attributes this to the strong local economic conditions during the last several years.

Recoveries on loans increased by $33,595 in 1998 compared to 1997. The installment loan recoveries included recoveries of $13,947 from a borrower whose loans were charged-off in 1995 and $12,000 from a borrower whose loans were charged-off during 1998.

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):
                                                               Percent
                                                          Increase (Decrease)
 (In thousands)              1998       1997        1996   1998/97  1997/96
                           --------   --------   -------- -------  --------
 Non-interest bearing
 accounts                   $27,168    $19,494    $16,078   39.4%   21.2%
 NOW accounts                12,831     10,395      9,591   23.4     8.4
 Savings accounts            16,361     17,036     16,179   (4.0)    5.3
 Money market accounts       51,462     40,451     29,104   27.2    39.0
 Certificates of deposit
 and other time deposits    104,228    101,753     79,465    2.4    28.0
                           --------   --------   --------  ------  ------
 Total deposits            $212,050   $189,129   $150,417   12.1%   25.7%
                           ========   ========   ========  ======  ======

At December 31, 1998, total deposits were $212,049,733, an increase of $22,920,624 or 12.1% compared to December 31, 1997. Demand deposits increased $7,674,048 or 39.4% during the year ended December 31, 1998. Much of this increase is attributable to a new business depositor with a balance of $4.7 million at year end. Money market deposits increased by $11 million or 27.2% over the previous year end. Some of this increase is a result of a shift by depositors from lower yielding savings accounts into higher yielding money market accounts. Depositors also shifted funds from certificates of deposit to money market accounts because of the lower interest rates prevailing during the third and fourth quarters of 1998 compared to 1997. The yield on a two year certificate of deposit fell more than 1 full percentage point from 6.04% to 4.99% while the yield on money market accounts declined from 5.12% to 4.54% at year end 1998 compared to December 31, 1997. This change in rates resulted in a smaller spread between money market accounts and certificates of deposit.

There is strong competition for core deposits in all of the Bank's market areas. The Bank is committed to expanding its relationship with its loan customers to include a core deposit account. The Bank is also focused on providing additional services and obtaining multiple deposit relationships with its existing deposit customers. During 1998 the Bank hired a consulting firm to assist in the training of staff on customer service and cross-selling techniques. Management feels that our quality customer service is one of the Bank's competitive advantages and will continue to emphasize quality customer service in the future.

Total deposits increased $38,712,407 or 25.7% at December 31, 1997, compared to year end 1996. The Reedsville Branch added $20,233,266 of deposits at year end 1997. The increase in total deposits, excluding the Reedsville deposits, was $18.5 million or 12.3% at year end 1997 compared to December 31, 1996.

The following table shows, as of December 31, 1998, the maturities of time certificates of deposit in amounts of $100,000 or more and other time deposits in amounts of $100,000 or more:

                              3 Months  3 to 6   7 to 12  Over 12
                               Or Less  Months   Months   Months    Total
                              -------- -------- --------- ------- ---------
 (In thousands)
 Certificates of deposit       $3,982   $6,376   $6,338   $3,681   $20,377
 Other time deposits                0      589      688    2,715     3,992
                               ------   ------   ------   ------   -------
  Total                        $3,982   $6,965   $7,026   $6,396   $24,369
                               ======   ======   ======   ======   =======

Other Borrowed Funds

The following sets forth information concerning other borrowed funds for the Company during each of the last three years:
                                                    December 31,
                                           ----------------------------
(In thousands)                                 1998     1997      1996
                                           --------- -------- ---------
Short-term borrowings:
 Notes payable to banks                      $22,400  $22,791   $25,840
 U.S. Treasury demand notes                        0      300       279
                                           --------- -------- ---------
  Total short-term borrowings                $22,400  $23,091   $26,119
                                           --------- -------- ---------
Long-term debt:
 Notes payable to banks                      $15,575   $9,574    $9,637
 Other long-term debt                            102      107       156
                                           --------- -------- ---------
  Total long-term debt:                      $15,677   $9,681    $9,793
                                           --------- -------- ---------
       Total other borrowed funds            $38,077  $32,772   $35,912
                                           ========= ======== =========
Short-term borrowings:
 Average amounts outstanding during the year $22,399  $28,147   $22,908
 Average interest rates on amounts
  outstanding during the year                  5.86%    5.91%     5.88%
 Weighted average interest end rate at year    5.46%    6.05%     5.81%
 Maximum month end amounts outstanding       $23,284  $31,928   $26,119

The Company utilizes a variety of short-term and long-term notes payable as a source of funds for the Company's lending and investment activities and for general business purposes. The Company has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Notes payable to banks consists of secured borrowings under existing lines of credit. At December 31, 1998, the Company had $56 million of established lines of credit. DACC's primary sources of funding are short and long-term notes payable to banks. As of December 31, 1998, DACC had established lines of credit of $31 million of which $22,400,272 were drawn in the form of short-term notes payable. DACC had no long-term debt as of year end. The increase in long-term debt at year end 1998 is primarily a result of an increase in notes payable by the Bank.

The decrease in other borrowed funds at year end 1997 is attributable to a reduction in notes payable by the Bank amounting to $5.0 million which more than offset an increase in notes payable by DACC amounting to $1.9 million. Cash received in consideration for the assumption of the deposit liabilities of the acquired Branch was used in part to reduce other borrowed funds of the Bank. DACC used the proceeds of the additional notes payable to fund loans.
Note 7 -- Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

Stockholders' Equity

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4% to 5%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.
The table set forth below describes the ratios of the Company as of December 31, 1998, and the applicable regulatory requirements.

The Company's core and risk-based capital ratios, as shown on the table, are well above the minimum levels.
                                                              Regulatory
                                                    Ratio    Requirements
                                                  --------- --------------
       Equity as a % of assets                      10.68%        N/A
       Core capital as a % of average assets        10.02%       4.00%
       Core capital as a % of risk-based assets     14.39%       4.00%
       Total capital as a % of risk-based assets    15.64%       8.00%

Stockholders' equity at December 31, 1998, increased 8.7% to $30,140,667 or $550 per share, compared with $27,739,074 or $506 per share one year ago.
Cash dividends declared in 1998 were $13.50 per share compared with $11.75 and $10.75, in 1997 and 1996, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 23.59%, 25.30% and 24.84% in 1998, 1997 and 1996, respectively.

The ability of the Company to pay dividends on the Common Stock is largely dependent upon the ability of the Bank to pay dividends on the stock held by the Company. The Bank's ability to pay dividends is restricted by both state and federal laws and regulations. The Bank is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division") which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 15 -- Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of the Bank.

The Company's Board of Directors approved the 1998 Employees Stock Purchase Plan. The Plan allows the Company to issue treasury shares at fair market value to eligible employees. The purpose of the plan is to allow employees to share in the ownership of the Company. Since only treasury shares can be issued under the Plan, it will not have a significant impact on total stockholders' equity of the Company.

The adequacy of the Company's capital is reviewed periodically to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. Management is committed to maintaining capital at a level that will allow the Company to take advantage of future opportunities when they arise. The Company's current level of capitalization is strong. This will allow the Company to pursue profitable growth opportunities.

Liquidity

Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet the Company's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. Loan repayments as well as net cash provided by operating activities amounting to $3.2 million, an increase in deposits totaling $22.9 million and an increase in other borrowings amounting to $5.3 million, as shown in the Consolidated Statements of Cash Flows, all provided sources of funds during 1998. The net increase in loans of $15.8 million, the net increase in investment securities of $12.4 million and the net increase in federal funds sold of $1.3 million were the major uses of cash during 1998.

During 1997 the major sources of funds were loan repayments, net cash provided by operating activities of $2.6 million, net cash received from the acquisition of the branch of $13.8 million and an increase in deposits totaling (net of the acquired deposits) $19.6 million. The net increase in loans of $22.1 million (net of the acquired loans), the net increase in federal funds sold of $6.2 million, the net decrease in other borrowed funds of $3.1 million, and the net increase in investment securities of $2.7 million were the major uses of cash during 1997.

The Bank maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as
available-for-sale and federal funds sold.   The Bank also has the ability to
borrow approximately $10 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of the Bank was 86.8%, 88.9% and 97.5% at December
31, 1998, 1997 and 1996, respectively.   A high net loan to deposit ratio
creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit loan growth.

The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position. In order to increase available funding sources the Bank is a member of the Federal Home Loan Bank (FHLB) of Chicago. Membership enables the Bank to borrow on a secured basis approximately $20.9 million. As of December 31, 1998, the amount owed to the Federal Home Loan Bank was $15.6 million. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of residential loans held by the Bank and by the amount of common stock of FHLB of Chicago purchased by the Bank. An additional investment in stock of $1.3 million would allow the Bank to borrow up to $46.9 million from FHLB of Chicago. The Bank has also sold loans to DACC, the parent company and to the secondary mortgage market to improve its liquidity position. During 1998 the Bank originated and sold $19.9 million of residential loans to the secondary mortgage market.

Other sources of liquidity for the Company consist of established lines of credit by DACC and by the parent company. As of December 31, 1998, DACC has unused lines of credit of $8.6 million and the parent company has an unused line of credit of $4 million. See Note 10 -- Financial Instruments with Off-Balance Sheet Risk in the Notes To Consolidated Financial Statements for a discussion of the Company's commitments to extend credit. Management believes the Company's liquidity position as of December 31, 1998, is adequate under current economic conditions.


Interest Rate Sensitivity
The following table shows the repricing period for interest earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 1998:


                                        0 to 6   7 to 12   1 to 2    Over 2
 (In thousands)                         Months    Months    Years     Years
                                       --------- -------- --------- ---------
 Loans                                  $87,320  $94,751   $13,169   $19,746
 Investment Securities                    1,316    2,306     2,471    38,816
 Federal funds sold                       8,417        0         0         0
                                       -------- --------  --------  --------
  Total interest-earning assets         $97,053  $97,057   $15,640   $58,562
                                       -------- --------  --------  --------
 Interest-bearing deposits             $127,939  $29,785   $21,536    $5,622
 Other borrowed funds                    27,403    2,202         5     8,467
                                       -------- --------  --------  --------
  Total interest-bearing
    liabilities                        $155,342  $31,987   $21,541   $14,089
                                       --------  -------   -------   -------

Rate sensitivity gap                   $(58,289) $65,070   $(5,901)  $44,473

Cumulative rate sensitivity gap        $(58,289)  $6,781      $880   $45,353

Cumulative ratio of rate sensitive
assets to rate  sensitive liabilities    62.48%  103.62%   100.42%   120.34%

Ratio of cumulative gap
  to average earning assets             (23.37)%   2.72%     0.35%    18.18%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities.

Interest rate risk is the exposure to a bank's earnings arising from changes in future interest rates. Interest rate sensitivity is measured using gap analysis. Gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets. Generally a positive repricing gap will result in increased net interest income in a rising rate environment and decreased net interest income in a falling rate environment. A negative gap tends to produce increased net interest income in a falling rate environment and decreased net interest income in a rising rate environment.

The preceding table indicates the Company has a positive gap of $6.8 million or 2.7% of average earning assets for all assets and liabilities repricing within one year. The cumulative ratio of rate sensitive assets to rate
sensitive liabilities within one year is 103.6%.   For purposes of this
analysis, NOW, savings and money market accounts are considered repriceable within six months.

YEAR 2000

The Company is reliant on both information technology ("IT") and non-IT systems to conduct its daily operations. IT systems include computer hardware, software and peripheral devices. Non-IT systems include telephone systems, heating systems, security devices, elevators, calculators, fax machines and copiers. A year 2000 problem exists because many existing computer programs use only two digits to identify a year in a date field. These programs were developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results. A year 2000 problem also exists in equipment with imbedded technology that is time sensitive and may fail to recognize the year 2000 correctly.

The Company has adopted a Year 2000 Policy to address concerns about whether its systems will properly recognize date sensitive information when the year changes to 2000.

State Of Readiness

The Company's year 2000 preparedness is proceeding on schedule. The Company's directors, senior management and staff are aware of these year 2000 issues and have appointed a committee and project coordinator to direct the project and to bring all of the computer related systems into year 2000 compliance during 1998 and 1999. In accordance with the guidelines of the FDIC, The committee is addressing the issue using the following phases:

  1. Awareness
  2. Assessment
  3. Renovation
  4. Validation
  5. Implementation

The Company's core processing system is provided by a national third party service bureau. The Company has followed the service bureau's year 2000 efforts closely. In October of 1998 the core application systems were converted and are now running on year 2000 compliant software. The "19xx" testing and system verifications have been completed. Additional "20xx" testing and verification are currently in process with completion expected in March 1999.

The Company is in the midst of installing a year 2000 compliant item processing system to replace the old system acquired in 1989 that is non-compliant. The system is scheduled for installation and testing in February of 1999 and fully operational in March 1999.

Additionally, the Company is upgrading its local area network ("LAN") infrastructure. The LAN conversion is scheduled for completion in April 1999. Other software programs including spreadsheets, word processing and industry specific specialty software packages have been tested. Non-compliant packages have been upgraded in accordance with the vendor's specifications.

The Company has completed its assessment of non-IT systems. The Company has tested those systems that allow year 2000 testing. The Company has received assurances from non-IT system vendors regarding year 2000 certification of their systems.

The Company also has a risk that major loan customers may incur year 2000 problems that might inhibit their ability to repay their loans. Major loan customers identified as having potential year 2000 risks have been surveyed by
the Company.   Identified risks will be incorporated into the Company's
assessment of the adequacy of the allowance for loan losses.

Costs To Address The Company's Year 2000 Issues

Costs associated with year 2000 compliance are not expected to have a significant impact on the Company's results of operations. The service bureau renovation costs are included in the monthly data processing charges. These charges are specified by contract, and as such, will not be impacted by
expenditures made by the service provider to renovate its software.   The
estimated cost of the item processing system is $85,000. This cost will be capitalized and depreciated over five years. The LAN software upgrades are anticipated to cost $10,000.

Risks Of Company's Year 2000 Issues

The Company is exposed to future uncertainty, potential future reduction in earnings, and future losses, including litigation due to business interruption or errors if its computer systems are not modified to ensure that dates after December 1999 are not misrepresented by those systems. The Company is exposed to loan default risk by customers who may not be year 2000 compliant, and thus cannot generate the cash flow to service their obligations. The Company faces the risk of loss of deposits and consequent liquidity problems should bank customers lose confidence in the institution in particular, or the banking system in general, and choose to withdraw their funds. Customers who experience cash flow problems due to their own lack of year 2000 preparedness could fund their cash shortfall by withdrawing their deposits from the Company, thereby causing liquidity problems for the Company.

In addition to the steps discussed above concerning the actions of the Company to mitigate the risks of year 2000, the Company is making its preparedness well known to its customers so as not to cause a loss of consumer confidence in the Company. The Company also intends to increase its cash reserves during the final months of 1999 and take any other steps deemed necessary to meet liquidity needs.

Contingency Plans

The Board of Directors of the Company has adopted a Year 2000 Contingency Plan to be utilized in the event of systems or communications failures come January 3, 2000. A major system failure would reduce the ability to process customer transactions in the normal manner. The Company is prepared to operate for a period of days without external communications to the service bureau. The Company can produce paper account balance records on premises, and as a contingency will produce such a paper back up immediately prior to January 1, 2000. Since virtually all transactions processed by the Company originate with a paper record that is read by a machine, preserving those paper records affords substantial protection from a temporary machine failure related to Year 2000. Additionally, all reports generated by the service bureau, including trial balances and transaction journals are archived on the Company's premises utilizing an optical storage system. These steps should insulate the company from catastrophic effects in the event of a temporary communication failure resulting in loss of service bureau contact.

Accounting Developments

In February 1998, the Financial Accounting Standards Board (FASB) issued FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" effective for financial statements issued after December 15, 1997. This statement revises disclosures about pension and other postretirement benefit plans. FAS No. 132 had no effect on the Company's financial statements because the Company provides no postretirement benefits to employees except for a 401(k) profit sharing plan and a money purchase pension plan which are currently funded.

In June 1998, FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that all derivatives are recognized as either assets or liabilities in the statement of financial position and that those instruments are measured at fair value. The Company anticipates that the adoption FAS No. 133 will not have a material impact in the Company's financial statements.

In October 1998, FASB issued FAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise: an amendment of FAS No. 65" effective for
the first fiscal quarter beginning after December 15, 1998.   This statement
requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. The Company anticipates that the adoption of FAS No. 134 will not have a material impact in the Company's financial statements.

                       QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for the Company's common stock:

                      Book Value             Market
                    End of Quarter         Value (1)        Dividends
1997                  (Unaudited)       High       Low       Paid (2)
----------------------------------------------------------------------

1st  Quarter             $478           $595      $590         $5.50
2nd  Quarter              490            704       693           -
3rd  Quarter              493            715       710          5.75
4th  Quarter              506            728       725           -

1998
----------------------------------------------------------------------
1st  Quarter             $513           $733      $733         $6.00
2nd  Quarter              527            915       897           -
3rd  Quarter              542             *         *           6.25
4th  Quarter              550            952       939           -

1999
----------------------------------------------------------------------
Through March 1           N/A           $972      $963         $7.25

(1) In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of the Company and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by the Company pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to the Company may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase.
      The applicable percentage was 125% of book value until March 25, 1997, 145% of book value until March 16, 1998, 175% of book value until March 16, 1999 and 200% of book value thereafter. The Board of Directors of the Company may consider changes in the applicable percentage at future meetings.

(2) The ability of the Company to pay dividends is subject to certain limitations. See "Stockholders'Equity" in Management's Discussion and Analysis.

  *   Indicates no reported sale of stock occurred in that quarter.

Per share amounts have been adjusted to reflect the 2-for-1 stock split effective July 1, 1997.

As of March 1, 1999, the Company had 925 shareholders of record.

SELECTED FINANCIAL INFORMATION
The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except                 For the Quarter Ended
per share data)
1997                       March 31      June 30   September 30  December 31
----------------------------------------------------------------------------
Interest income              $4,336       $4,402       $4,735        $4,990
Interest expense              2,151        2,257        2,508         2,627
Provision for credit losses      87           87           87            90
Net income                      684          632          546           689
Net income per share (1)      12.44        11.49         9.95         12.56

1998
----------------------------------------------------------------------------
Interest income              $5,001       $5,217       $5,342        $5,490
Interest expense              2,632        2,661        2,740         2,739
Provision for credit losses      83           83           82           142
Net income                      681          771          788           898
Net income per share          12.41        14.05        14.37         16.37

(1) Adjusted to reflect the 2-for-1 stock split effective July 1, 1997.